ATLATSA SHAREHOLDERS APPROVE RESTRUCTURE PLAN

Johannesburg, South Africa. 2 July 2013. The shareholders of Atlatsa Resources Corporation (JSE, TSX, NYSE:MKT: ATL) confirmed their support for the Company’s revised restructure plan on Friday, 28 June 2013 by approving all resolutions proposed at the Company’s special general meeting.

The key resolutions approved by shareholders were as follows:

  For the Company to dispose of 31.4 million attributable PGM* ounces, comprising the eastern section of the Ga-Phasha mineral property to Anglo American Platinum Corporation (Anglo Platinum) for ZAR1.7 billion (US$171 million), with the western section of Ga-Phasha being consolidated into the broader Bokoni mine lease area, where open cast mining operations on the Merensky reef have commenced.
  To approve the issue of 125 million new Atlatsa common shares to Anglo Platinum for an aggregate cash subscription consideration of ZAR750 million (US$76 million) or ZAR6 per share (US$60 cps).
  For the Company to utilise the proceeds from the asset sale and new share subscription to reduce its historical debt by 75%. The Company will have access to a new debt draw-down facility from Anglo Platinum of up to a maximum aggregate amount of ZAR1.55 billion (US$156 million) at a weighted average effective interest rate of 2% per annum through to 2020.

Chief Commercial Officer, Joel Kesler, said: “This is an important step forward for the Company which allows us to significantly reshape our balance sheet and place us on a sound financial footing to deliver into our operational strategy through to 2020 on a fully-financed basis.

*PGM consists of platinum, palladium, rhodium and gold.

For further information:
On behalf of Atlatsa Resources	Russell and Associates	Macquarie First South Capital
Joel Kesler, Chief Commercial Officer	Charmane Russell	Annerie Britz / Yvette Labuschagne
Office: +27 11 779 6800	Office: +27 11 880 3924	Office: +27 11 583 2000
Mobile: +27 82 454 5556	Mobile: +27 82 3725816

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. The NYSE MKT LLC has neither approved nor disapproved the contents of this press release.

“This, together with continuous operational improvements at Bokoni Platinum Mine, places us in an advantageous position to continue reducing unit operating costs and improve both mine and the Company’s financial position and performance going forward.”

For further information contact:

On behalf of Atlatsa Resources Corporation
Joel Kesler, Chief Commercial Officer
Office: +27 11 779 6800
Mobile: +27 82 454 5556

Russell and Associates
Charmane Russell
Office: +27 11 880 3924
Mobile: +27 82 3725816

Macquarie First South Capital
Annerie Britz / Yvette Labuschagne
Office: +27 11 583 2000

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. The NYSE Amex has neither approved nor disapproved the contents of this press release.

Cautionary and forward-looking information

This document contains “forward-looking statements” that were based on Atlatsa’s expectations, estimates and projections as of the dates as of which those statements were made, including statements relating to the Bokoni Group restructure and refinancing and anticipated financial or operational performance. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:

uncertainties related to the completion of the Bokoni Group restructure and refinancing;
uncertainties and costs related to the Company’s exploration and development activities, such as those associated with determining whether mineral resources or reserves exist on a property;
uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;
uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects;
operating and technical difficulties in connection with mining development activities;

uncertainties related to the accuracy of our mineral reserve and mineral resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of mineral reserves;

uncertainties related to unexpected judicial or regulatory proceedings;
changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to:
mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;
expected effective future tax rates in jurisdictions in which our operations are located;
the protection of the health and safety of mine workers; and
mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);

changes in general economic conditions, the financial markets and in the demand and market price for gold, copper and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar and South African rand;

unusual or unexpected formation, cave-ins, flooding, pressures, and precious metals losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);

changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; environmental issues and liabilities associated with mining including processing and stock piling ore;

geopolitical uncertainty and political and economic instability in countries which we operate; and

labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Atlatsa, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and annual information form for the year ended December 31, 2012 and other disclosure documents that are available on SEDAR at www.sedar.com.